Mail Stop 6010

April 18, 2007

Solomon S. Steiner, Ph.D.
Chief Executive Officer and Chairman of the Board
Biodel, Inc.
6 Christopher Columbus Avenue
Danbury, Connecticut 06810

Re: Biodel, Inc.
         Supplemental Response dated April 12, 2007
         File No. 333-140504

Dear Mr. Steiner:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Index to Financial Statements, page F-1

Notes to Financial Statements, page F-7

Share-Based Compensation, page F-10

1.   Please refer to your response to our prior comment number three. Your response references Part Five of Question Two of SAB 107. We note that the situations that lead to disregarding the period of historical volatility are rare. As such, we fail to see how the situations described in your response represent "discrete and specific historical events"

that would merit such treatment. Please provide further support for your conclusion that historical volatility data was not a reasonable representation of forward-looking volatility, and the 2006 implied volatility is a reasonable representation of use in 2005.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tabatha Akins at 202-551-3658 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: William D. Freedman, Esq.
         Troutman Sanders LLP
         The Chrysler Building
         405 Lexington Avenue
         New York, New York 10174